UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-21656
A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:
United Community Banks, Inc. Profit Sharing Plan
B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:
United Community Banks, Inc.
125 Highway 515 East, PO Box 398
Blairsville, GA 30514

UNITED COMMUNITY BANKS, INC.
PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008
(with Report of Independent Registered Public Accounting Firm)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefits Administrative Committee Members
United Community Banks, Inc. Profit Sharing Plan
Blairsville, Georgia
We have audited the accompanying statements of net assets available for plan benefits of United Community Banks, Inc. Profit Sharing Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2009 and the supplement schedule as of December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of United Community Banks, Inc. Profit Sharing Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audit of the Plan’s financial statements as of and for the year ended December 31, 2009 was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Atlanta, Georgia
June 23, 2010

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2009 and 2008

	2009	2008
Assets:
Cash	$62,069	$105,875
Investments at fair value:
Common stock of United Community Banks, Inc.	5,985,187	20,321,166
Shares of registered investment company mutual funds	54,028,993	43,369,021

Total investments	60,014,180	63,690,187

Receivables:
Accrued dividends	15,588	18,839
Due from brokers	13,708	1,115

Total receivables	29,296	19,954

Total assets	60,105,545	63,816,016

Liabilities:
Amounts due to brokers	62,111	80,290
Benefits payable	6,496	42,433

Total liabilities	68,607	122,723

Net assets available for plan benefits	$60,036,938	$63,693,293

See accompanying notes to financial statements

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2009

Additions to net assets attributable to:
Investment income:
Interest and dividends	$772,514

Total investment income	772,514

Contributions:
Employer match	3,268,029
Employee deferrals	5,194,608
Employee rollovers and other	531,297

Total contributions	8,993,934

Total additions	9,766,448

Deductions from net assets attributable to:
Net depreciation in fair value of investments	7,093,503
Distributions paid to participants	6,081,416
Administrative expenses	247,884

Total deductions	13,422,803

Decrease in net assets available for plan benefits	(3,656,355)
Net assets available for plan benefits:
Beginning of year	63,693,293

End of year	$60,036,938

See accompanying notes to financial statements

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Notes to Financial Statements
(1)	Description of the Plan
The following description of United Community Banks, Inc. Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan, and was formed to provide benefits exclusively for the employees of United Community Banks, Inc. and its subsidiaries (the “Company”). Employees are eligible to participate in the Plan on the next immediate enrollment date following employment, but are eligible to participate in the matching portion of the Plan after the completion of one year of service with the Company as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Employees of the Company participating in the Plan are entitled to make pre-tax contributions to the Plan in amounts from 2% to 75% of their annual base salary and commissions. The Company’s matching contribution is up to 5% of a participant’s annual base salary and commissions for those who have completed at least one year of service and have elected to make deferred contributions. The Company may also make an additional discretionary contribution in any Plan year. Contributions are subject to certain limitations.
Vesting
Participants are immediately vested in their contributions to the Plan. Participants vest in the Company’s contributions according to the following schedule:

Years of Service	Percentage
Less Than 1	0%
2	33%
3	66%
More Than 3	100%
Participants automatically become 100% vested upon death or disability while still an active employee of the Company. Upon termination of employment, amounts not vested will be forfeited with such forfeitures reducing administrative expenses paid from the Plan.
Payment of Benefits
Upon retirement, a participant is entitled to receive 100% of the vested account balance in a lump-sum distribution or periodic payments over a predetermined period. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution or periodic payments over a predetermined period. In addition, disabled participants are entitled to 100% of their account balance. Plan participants who are terminated for reasons other than retirement, death or disability are entitled to receive only the vested portion of their account. The Plan also allows for certain hardship withdrawals prior to termination of employment.
Administrative Expenses
The Plan pays substantially all administrative expenses.
Forfeited Accounts
At December 31, 2009 and 2008, forfeited non vested accounts approximated $18,000 and $10,000, respectively. These amounts will be used to reduce future administrative expenses.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Notes to Financial Statements, continued
(1)	Description of the Plan, continued
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by the termination or discontinuance of contributions will immediately become 100% vested in their accounts.
(2)	Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those assets of the Plan. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.
Investment Valuation
The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification Topic 820 (“ASC 820”) Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).
Fair Value Hierarchy
Level 1 Valuation is based upon quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.
Level 2 Valuation is based upon quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.
Level 3 Valuation is generated from model-based techniques that use at least one significant assumption based on unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Notes to Financial Statements, continued
(2)	Summary of Significant Accounting Policies and Recent Accounting Pronouncements, continued
The Plan’s investments are stated at fair value. The common stock trades on the Nasdaq Global Select Market, and its value is based on a quoted market price. Investments in mutual funds held are stated at fair value based on quoted market prices of the underlying fund securities. In accordance with ASC 820, all of the Plan’s investments are classified as Level 1 recurring items since their valuation is based upon quoted market prices in active markets for identical assets. The Plan held investments at December 31, 2009 and 2008 in the Plan sponsor common stock amounting to $5,985,187 and $20,321,166, respectively. This investment represented 10% and 32% of total investments at December 31, 2009 and 2008, respectively. A significant decline in the market value of the Plan sponsor’s common stock would significantly affect the net assets available for benefits.
The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for plan benefits.
The net gain or loss from investment activity includes realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains and losses are calculated as the difference between the current value of securities as of the end of the plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year. Earnings on investments include interest and dividends received on the Company’s common stock and mutual fund shares.
Securities transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.
Recent Accounting Pronouncements
As of December 31, 2009, the Plan adopted FASB updated guidance regarding fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). This update applies to investments that do not have a readily determinable fair value and are held by an entity that is required to report investment assets at fair value. This update creates a practical expedient to measure the fair value of such investments on the basis of the net asset value per share (or its equivalent) and requires disclosures by major category of the investments about the attributes of the investments, such as the nature of any restrictions on the investor’s ability to redeem its investments a the measurement date, any unfunded commitments, and the investment strategies of the investees. The adoption of this update did not have a material impact on the Plan’s financial statements.
In January 2010, the FASB issued updated guidance to improve disclosures regarding fair value measurements. This update requires entities to 1) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 and to describe the reasons for the transfers and 2) present separately information about purchases, sales, issuances and settlements in the roll forward of changes in Level 3 financial instruments. The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the statement of financial position. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring measurements for assets and liabilities in Level 2 and Level 3 are also required. For all portions of the update except the gross presentation of activity in the Level 3 roll forward, this standard is effective for interim an annual reporting periods beginning after December 15, 2009. For the gross presentation of activity in the Level 3 roll forward, this guidance is effective for fiscal years beginning after December 15, 2010. As this guidance is only disclosure related, it will not have a material impact on the Plan’s financial statements.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Notes to Financial Statements, continued
(3)	Investments
The following table represents investments at December 31, 2009 and 2008.

	2009	2008

Cash	$62,069	$105,875

United Community Banks, Inc. common stock (1,765,542 and 1,496,404 shares at December 31, 2009 and 2008, respectively)	$5,985,187	$20,321,166

Mutual funds:
Federated Govt Oblig Fund	$7,233,440	$6,808,745
Alger Smallcap Growth Institutional Fund	1,273,997	—
American Independence Stock Fund	2,493,108	—
NestEgg Dow Jones U.S. 2040 Fund	5,583,504	4,445,544
NestEgg Dow Jones U.S. 2030 Fund	6,069,652	4,825,566
NestEgg Dow Jones U.S. 2020 Fund	9,812,899	9,350,054
NestEgg Dow Jones U.S. 2010 Fund	4,887,464	4,902,551
American Independence International Equity Fund	2,179,664	1,574,591
Goldman Sachs Mid Cap Value	1,927,153	1,295,541
Morgan Stanley Mid Cap Growth Fund	2,413,789	1,257,791
Northern Small Cap Value Fund	1,221,978	910,965
T Rowe Price Growth Stk Fund	2,227,420	1,211,091
Vanguard Explorer Fund	—	820,764
Vanguard Windsor II Fund	—	1,712,055
Vanguard 500 Index Fund	1,515,006	995,017
PIMCO Total Return Bond Fund	5,189,919	3,258,746

Total mutual funds	$54,028,993	$43,369,021

During 2009, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value by $7,093,503 as detailed below:

Year Ended
December 31, 2009

Net change in investments at fair value as determined by quoted market price:
Mutual funds	$6,517,524
United Community Banks, Inc. common stock	(13,611,027)

Net change in fair value	$(7,093,503)

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Notes to Financial Statements, continued
(3)	Investments, continued
Single investments representing more than 5% of the Plan’s net assets as of December 31, 2009 and/or 2008, are separately identified.

	December 31
	2009	2008

United Community Banks, Inc. common stock	$5,985,187	$20,321,166
NestEgg Dow Jones U.S. 2040 Fund	5,583,504	4,445,544
NestEgg Dow Jones U.S. 2030 Fund	6,069,652	4,825,566
NestEgg Dow Jones U.S. 2020 Fund	9,812,899	9,350,054
NestEgg Dow Jones U.S. 2010 Fund	4,887,464	4,902,551
Federated Govt Oblig Fund	7,233,440	6,808,745
PIMCO Total Return Bond Fund	5,189,919	3,258,746
(4)	Tax Status
The Plan obtained its latest determination letter on October 4, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan was amended effective December 21, 2006; however, the Plan sponsor and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
(5)	Party-In-Interest Transactions
During the course of the year, the Plan enters into certain party-in-interest transactions with the Company and INTRUST Bank, N.A. (the “Trustee”). The Company, as the Plan sponsor, may declare cash dividends on its common stock on a quarterly basis throughout the year. In 2009, the Plan did not receive cash dividends on its investment in the Company’s stock. Additionally, the Company may provide a discretionary contribution to the Plan’s participants, which is based on the diluted earnings per share of the Company. No discretionary contribution was made for the 2009 or 2008 plan year, and therefore there was no contribution receivable as of December 31, 2009 or 2008.
The Plan regularly purchases shares of the Company’s common stock directly from the Company based on the average of the high and low price for United Community Banks, Inc. common stock as reported by Nasdaq on the date of transaction. During 2009 and 2008, the Plan purchased 255,727 and 134,792 shares, respectively, directly from the Company.
The Trustee functions as the trustee, custodian and record keeper for the Plan. The cost for these services totaled $247,884 for 2009 and is presented on the statement of changes in net assets available for plan benefits as administrative expenses. The fees for 2009 for trustee and custodial services amounted to $198,464 and for record keeping amounted to $49,420.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Schedule of Assets Held for Investment Purposes
December 31, 2009
Employer Identification Number: 58-0554454
Plan Number: 001

	Identity of issuer or similar			Fair Value
(a)	party (b)	Description of assets (c)	Cost (d)	(e)

*	United Community Banks, Inc.	Common stock - 1,765,542 shares	N/A	$5,985,187
	Federated Government Obligation	Federated Govt Oblig Fund	N/A	7,233,440
	American Independence Financial	NestEgg Dow Jones U.S. 2040 Fund - 674,336 shares	N/A	5,583,504
	American Independence Financial	NestEgg Dow Jones U.S. 2030 Fund -740,201 shares	N/A	6,069,652
	American Independence Financial	NestEgg Dow Jones U.S. 2020 Fund - 1,097,640 shares	N/A	9,812,899
	American Independence Financial	NestEgg Dow Jones U.S. 2010 Fund - 523,844 shares	N/A	4,887,464
	American Independence Financial	American Independence International Equity Fund - 200,337 shares	N/A	2,179,664
	American Independence Financial	American Independence Stock Fund - 193,715 shares	N/A	2,493,108
	Vanguard Funds	Vanguard 500 Index Fund - 17,864 shares	N/A	1,515,006
	PIMCO Funds	PIMCO Total Return Bond Fund - 480,548 shares	N/A	5,189,919
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund - 66,066 shares	N/A	1,927,153
	T Rowe Price	T Rowe Price Growth Stock Fund - 80,968 shares	N/A	2,227,420
	Morgan Stanley	Morgan Stanley Mid Cap Growth Fund - 85,687 shares	N/A	2,413,789
	Northern Trust Investments	Northern Small Cap Value Fund - 99,429 shares	N/A	1,221,978
	Alger	Alger Smallcap Growth Institutional Fund - 57,491 shares	N/A	1,273,997

*	Party-in-interest

N/A	- Due to Plan being fully participant directed, such values are not required.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
United Community Banks, Inc.
Profit Sharing Plan

By:	/s/ John Goff
Title: Senior Vice President and Trust Officer INTRUST BANK, N.A.
Date: June 23, 2010

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm